Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR A SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON

November 16, 2009

These materials are important and require your immediate attention.

They require unitholders of Brookfield Infrastructure Partners L.P. (the “Partnership”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your units of the Partnership, please contact Laurel Hill Advisory Group:

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THE BOARD OF DIRECTORS OF BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, THE GENERAL PARTNER OF THE PARTNERSHIP, UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE FOR THE MATTERS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR.

October 21, 2009

October 21, 2009

Dear Unitholder:

You are invited to attend a special meeting (the “Meeting”) of holders (“Unitholders”) of limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) to be held on November 16, 2009 at 10:00 a.m. (Eastern Standard Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York.

On October 8, 2009, the Partnership and Brookfield Asset Management Inc. (“BAM”) entered into agreements with third parties pursuant to which, subject to the terms contained therein, the Partnership will participate in the restructuring and recapitalization of Babcock & Brown Infrastructure (“BBI”) (the “Transaction”) for total consideration of approximately A$1.2 billion, of which the Partnership’s contribution is expected to be approximately A$1.0 billion, subject to certain adjustments. The Partnership intends to finance a portion of the Transaction with net proceeds from an offering of Units of the Partnership (the “Offering”) and the issuance by Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) of redeemable partnership units (“RPUs”) to BAM.

At the Meeting, you will be asked to consider and vote upon a resolution to approve the issuance of up to $450 million of RPUs (the “Brookfield Investment”) to BAM. The RPUs are effectively exchangeable for Units of the Partnership on a one-for-one basis. We propose to issue such number of RPUs to BAM as will be sufficient to permit BAM to maintain its effective 40.8% interest in the Partnership. The number of RPUs to be issued to BAM will be finalized in conjunction with the finalization of the number of Units of the Partnership issued in the Offering.

Because the RPUs are exchangeable for Units of the Partnership, and as a result of BAM’s participation in the management of the Partnership, the Brookfield Investment is an issuance of securities by the Partnership to a related party. Under applicable Canadian securities laws relating to transactions with related parties, the Brookfield Investment must be approved at the Meeting by a majority of votes cast by Unitholders other than BAM and its affiliates. If the Brookfield Investment is not approved by Unitholders, then the amount of RPUs to be issued to BAM will be reduced by between approximately $220 million and $293 million so that no more than $157 million of RPUs will be issued to BAM. In that event, BAM’s effective interest in the Partnership will be reduced to approximately 30%. In addition, if the Brookfield Investment is reduced, Brookfield Infrastructure’s participation in the Transaction will be reduced and BAM will participate directly in the Transaction with respect to the balance.

Neither the Offering nor the Brookfield Investment are dependent on the closing of the Transaction. The Transaction is subject to several conditions including BBI securityholder approvals, regulatory and lender consents and BBI not proceeding with a superior proposal. In the event that the Transaction does not proceed, the net proceeds of the Offering and the Brookfield Investment will be used for investment opportunities, working capital and other corporate purposes.

We have carefully reviewed the Transaction and believe that it is in the best interests of the Partnership to participate in the Transaction to the maximum extent possible. Approval of the matters described in this circular will facilitate this result. We are pleased that BAM is prepared to invest up to $450 million in the Partnership in connection with the Transaction and believe that, by doing so, BAM is demonstrating confidence in the Partnership and in the Transaction.

i

The accompanying information circular describes the terms of the Brookfield Investment. Please give this material your careful consideration and, if you require assistance, consult your financial or other professional advisors.

On recommendation of a committee of independent directors, the directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, have unanimously approved the Brookfield Investment (with Mr. Derek Pannell declaring his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstaining from voting), subject to Unitholder approval, and are unanimously recommending that Unitholders vote in favour of the resolution approving the Brookfield Investment.

Time is of the essence. It is recommended that you vote by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your Units in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or Internet, your vote must be received before 11:59 p.m. Eastern Standard Time on the day before the Meeting.

Sincerely,

Derek Pannell

Chair of the Board of Directors

Brookfield Infrastructure Partners Limited,

as general partner and on behalf of

Brookfield Infrastructure Partners L.P.

YOUR VOTE IS IMPORTANT

TO ENSURE THAT YOUR VOICE IS HEARD, PLEASE VOTE NOW BY FOLLOWING THE INSTRUCTIONS IN THE CIRCULAR.

In order for the Brookfield Investment to be completed, the Unitholder Resolution must be approved by a majority of votes cast by the Partnership’s minority Unitholders, meaning Unitholders other than Brookfield Asset Management Inc., its affiliates and directors, senior officers and other insiders of Brookfield Asset Management Inc. and its affiliates.

For more information about the Brookfield Investment and the Partnership, please review the accompanying management information circular and the documents specifically incorporated by reference into this Circular and available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

Veuillez noter que la version française de la présente circulaire est disponible sur le site Web de SEDAR au www.sedar.com.

Voting is simple and quick. If you have questions about voting, please contact Laurel Hill Advisory Group

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(a Bermuda exempted limited partnership established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda)

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) will be held on November 16, 2009 at 10:00 a.m. (Eastern Standard Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York, for the following purposes:

1.

to consider, and if deemed appropriate, to adopt a resolution in the form annexed as Appendix A to the accompanying management information circular (the “Circular”), approving a transaction (the “Transaction”) pursuant to which Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) will issue up to $450 million of redeemable partnership units (“RPUs”) of Brookfield Infrastructure (the “Brookfield Investment”) to Brookfield Asset Management Inc. or its affiliates (“BAM”);

2.

to consider, and if deemed appropriate, to adopt a resolution in the form annexed as Appendix B to the Circular authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership that reduces the quorum requirement for a meeting of the limited partners to Unitholders representing, in the aggregate, 20% of the total outstanding Units, present in person or by proxy; and

3.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Brookfield Infrastructure Partners Limited (the “Managing General Partner”), has fixed October 19, 2009 as the record date for determining those Unitholders entitled to receive notice of and vote at the Meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting.

If you are unable to attend the Meeting in person or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Only Registered holders may attend and vote at the Meeting. Holders that hold their Units with a bank, broker or financial intermediary that wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the chairperson of the Meeting before the commencement of the Meeting or any adjournment thereof. If you are attending the Meeting in person, please arrive well in advance to ensure that your vote will be counted.

Time is of the essence. It is recommended that you vote by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your Units in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or Internet, your vote must be received before 11:59 p.m. Eastern Standard Time on the day before the Meeting.

Hamilton, Bermuda October 21, 2009	By order of the Board of Directors of Brookfield Infrastructure Partners Limited, as general partner and on behalf of Brookfield Infrastructure Partners L.P.

Derek Pannell Chair

MANAGEMENT INFORMATION CIRCULAR

October 21, 2009

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This management information circular (the “Circular”) and the documents incorporated by reference herein contain forward-looking statements and information concerning our business and operations, and the matters described herein and their impact on the business, operations, financial condition, distribution policy, and intention of Brookfield Infrastructure Partners L.P. (the “Partnership”) to seek further acquisitions. Forward-looking statements can be identified by the use of words such as “expects”, “anticipates”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information.

Factors that might cause actual results to differ include, but are not limited to, those discussed in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Except as required by applicable law, the Partnership undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by the Partnership’s forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this Circular.

CURRENCY

Unless otherwise specified, all dollar amounts contained in this Circular are expressed in U.S. dollars and references to “dollars”, “$” and “US$” are to U.S. dollars, all references to “C$” are to Canadian dollars and all references to “A$” are to Australian dollars.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada, and filed with, or furnished to, the United States Securities Exchange Commission are specifically incorporated by reference in this Circular as of the date of the filing of such documents:

•

any Form 6-K that a) is identified in such form as being incorporated by reference into this Circular and b) may be filed with securities regulatory authorities, prior to the date of the Meeting, relating to excerpts from any preliminary short form prospectus or short form prospectus that may be filed with Canadian securities regulatory authorities to permit the offering of limited partnership units (“Units”) of the Partnership.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

To measure performance, the Partnership focuses on net income as well as adjusted net operating income or “ANOI”. The Partnership defines adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles (“GAAP”). ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool.

This management information circular does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Partnership in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. Securities may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act of 1933, as amended, and applicable U.S. state securities laws or pursuant to an exemption therefrom. Any public offering of any securities of the Partnership in the United States may only be made by means of a prospectus containing detailed information about the Partnership and its management as well as financial statements.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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QUESTIONS AND ANSWERS

Capitalized terms that are used in this Questions and Answers section shall have the meaning ascribed to them in the text of this Circular.

Why am I receiving this information?

This Circular provides a detailed description of the Brookfield Investment involving a proposed issuance by Brookfield Infrastructure of up to $450 million of RPUs, exchangeable for Units in the Partnership, to BAM. Please give this material your careful consideration, and if you require assistance, consult your financial or other professional advisors.

Your vote is extremely important, regardless of the number of Units you own. After reviewing this Circular, Unitholders are asked to cast their vote by following the instructions on the enclosed proxy or voting instruction form.

What are the specifics of the matters on which I am being asked to vote?

Unitholders are being asked to consider, and if deemed appropriate, to adopt the Brookfield Investment Resolution, in the form annexed as Appendix A to the accompanying Circular, approving the Brookfield Investment.

Unitholders are separately being asked to consider, and if deemed appropriate, to adopt the LPA Amendment Resolution in the form annexed as Appendix B to the accompanying Circular, authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership that reduces the quorum requirement for a meeting of the limited partners of the Partnership to Unitholders representing, in the aggregate, 20% of the total outstanding Units, present in person or by proxy.

What will the proceeds be used for?

Proceeds from the Brookfield Investment will be used to finance, in part, the Partnership’s participation in the Transaction in respect of the restructuring and recapitalization of BBI. The total consideration for the Transaction is approximately A$1.2 billion, of which the Partnership’s contribution is expected to be approximately A$1.0 billion. The Brookfield Investment will be made in conjunction with the Offering of Units of the Partnership.

What are the rationale and benefits for the Brookfield Investment?

We have carefully reviewed the Transaction and believe that it is in the best interests of the Partnership to participate in the Transaction to the maximum extent possible. Approval of the matters described in this Circular will facilitate this result. We are pleased that BAM is prepared to invest up to $450 million in the Partnership in connection with the Transaction and believe that, by doing so, BAM is demonstrating confidence in the Partnership and in the Transaction.

The Transaction is consistent with the Partnership’s objectives and growth strategy and represents an opportunity to enhance the value of the Partnership and its assets over time by: (i) improving the Partnership’s financial profile and scale; (ii) diversifying and increasing the quality of cash flows; (iii) investing in businesses with high

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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barriers to entry which protect the Partnership’s competitive position and provide stability to cash flow; (iv) growing the adjusted net operating income of the Partnership with minimal capital investment; (v) increasing the ability to self-finance growth prospects; and (vi) pursuing a strategic relationship with BAM (which provides the Partnership with competitive advantages in comparison to other infrastructure companies and pure-play financial investors).

How will this affect the distributions I currently receive from the Partnership?

Neither the Transaction nor the Brookfield Investment are expected to adversely affect the current quarterly distribution amount of $0.265 per Unit.

How can I determine whether the Brookfield Investment is fair to me as a Unitholder?

The Brookfield Investment is a “related party transaction” under applicable Canadian securities law and the Independent Committee of the Managing General Partner was formed to consider the fairness of the Brookfield Investment to Unitholders. The Independent Committee has unanimously recommended that the Board approve the Brookfield Investment. The Board has accepted the Independent Committee’s recommendation and has determined that the Brookfield Investment is in the best interests of the Partnership and Unitholders.

What will happen with the Brookfield Investment if Unitholder Approval is not obtained?

If the Brookfield Investment Resolution is not approved by the Minority Unitholders, the Brookfield Investment will still proceed. However, the amount of RPUs to be issued to BAM and BAM’s effective interest in the Partnership will be reduced. Brookfield Infrastructure’s participation in the Transaction will also be reduced. The closing of the Transaction is not dependent on the outcome of the Meeting and is expected to occur on or about November 20, 2009, subject to regulatory and other third party approvals. In the event that the Transaction does not proceed, the net proceeds of the Offering and the Brookfield Investment will be used for investment opportunities, working capital and other corporate purposes.

Who can vote?

The Managing General Partner has fixed October 19, 2009 as the record date for determining those Unitholders entitled to receive notice and to vote at the Meeting. Only Unitholders of record at the close of business on the October 19, 2009 will be entitled to notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No persons becoming Unitholders of record after that time will be entitled to vote at the Meeting or any adjournment or postponement thereof.

Only those Unitholders present in person or represented by proxy at the Meeting, excluding the Minority Unitholders, may have their votes counted in respect of the Brookfield Investment Resolution. In order to be adopted, the Brookfield Investment Resolution requires the approval of a majority of the votes cast by the Minority Unitholders present in person or represented by proxy at the Meeting. All Unitholders may vote on the LPA Amendment Resolution. In order to be adopted, the LPA Amendment Resolution requires the approval of a majority of the votes cast by the Unitholders present in person or represented by proxy at the Meeting.

How can I vote?

Please ensure that you register your vote by following the instructions set out in this Circular and on your voting instruction form or proxy card. Voting is quick and easy, and your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group, North American Toll Free at 1-888-742-1305. Banks and Brokers or collect calls can dial: 1-917-338-3181. Please see “Meeting and Voting Information – Voting of Units”.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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SUMMARY

The following is a summary of certain information contained elsewhere in this Circular and should be read together with the more detailed information and financial data and statements appearing elsewhere in this Circular. Unitholders are urged to read this Circular and the annexed appendices in their entirety. Unless otherwise specified, all information in this Circular is given as at October 19, 2009.

Unless the context requires otherwise, when used in this Circular, the terms “we,” “us” and “our” refer to the Partnership, Brookfield Infrastructure, the subsidiaries of Brookfield Infrastructure, from time-to-time, through which it indirectly holds all of our interests in the operating entities, and the operating entities, taken together. References to the term “operating entities” are to the entities which directly or indirectly hold our operations (including those to be acquired through the Transaction) and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements.

Unitholder Meeting

Time, Date and Place of the Meeting

The meeting of Unitholders of the Partnership to consider the Brookfield Investment will be held on November 16, 2009 at 10:00 a.m. (Eastern Standard Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York (the “Meeting”). See “Meeting and Voting Information”.

Record Date and Units Entitled to Vote

Only registered holders of Units as at the close of business on October 19, 2009 (the “Record Date”) who either personally attend the Meeting, who have completed and delivered a proxy card, or who have complied with the telephone and Internet voting procedures in the manner described in this Circular, will be entitled to vote or to have their Units voted at the Meeting. As of the Record Date, there were 22,486,269 issued and outstanding Units. In respect of the Brookfield Investment Resolution, to our knowledge, an aggregate of 19,001,087 Units are eligible to have their votes counted. See “Meeting and Voting Information”.

Matters to be Acted on at the Meeting

At the Meeting, Unitholders will be asked to vote upon, and if deemed appropriate, adopt a resolution in the form annexed to this Circular as Appendix A (the “Brookfield Investment Resolution”), approving the issuance of up to $450 million of redeemable partnership units (“RPUs”) of Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) (the “Brookfield Investment”) to Brookfield Asset Management Inc. or its affiliates (“BAM”). For details regarding the Brookfield Investment, see “Matters to be Acted on at the Meeting”.

Unitholders will be separately asked to consider, and if deemed appropriate, to adopt a resolution in the form annexed as Appendix B (the “LPA Amendment Resolution”), authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership (the “LPA Amendment”). For details regarding the LPA Amendment, see “Matters to be Acted on at the Meeting”.

On the recommendation of a committee of independent directors, the Board of Directors (the “Board”) of Brookfield Infrastructure Partners Limited (the “Managing General Partner”), the general partner of the Partnership, unanimously recommends (with Mr. Derek Pannell declaring his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstaining from voting) that Unitholders vote FOR the Brookfield Investment Resolution at the Meeting.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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The Board also unanimously recommends that Unitholders vote FOR the LPA Amendment Resolution at the Meeting.

Approvals Required

Under applicable Canadian securities laws relating to transactions with related parties, in respect of the Brookfield Investment Resolution, the Partnership must seek the approval of a majority of the votes cast by the Partnership’s Unitholders, other than BAM, its affiliates and directors, senior officers and other insiders of BAM and its affiliates (the “Minority Unitholders”), present in person or represented by proxy at the Meeting. See “Meeting and Voting Information — Approvals Required”. Accordingly, Minority Unitholders are being asked to consider and vote on the Brookfield Investment Resolution.

Unitholders are separately being asked to vote on the LPA Amendment Resolution and all Unitholders may vote on the LPA Amendment Resolution. In order to be adopted, the LPA Amendment Resolution requires the approval of a majority of the votes cast by the Unitholders present in person or represented by proxy at the Meeting.

Brookfield Infrastructure Partners L.P.

The Partnership is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. The registered office is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and the telephone number at that address is +1 441 296-4480. The Partnership and its related entities were established by BAM as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership is a publicly-traded reporting issuer on the New York Stock Exchange (“NYSE”) and on the Toronto Stock Exchange (“TSX”) under the symbols BIP and BIP.UN, respectively. For additional information, please refer to the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

The Brookfield Investment and the Transaction

On October 8, 2009, the Partnership and BAM announced the restructuring and recapitalization of Babcock & Brown Infrastructure (“BBI”) (the “Transaction”). As part of the Transaction, BAM related entities will invest approximately A$1.2 billion to directly acquire certain infrastructure assets from BBI (the “Direct Assets”) and to acquire an approximate 40% interest in the recapitalized BBI, which is expected to be renamed Prime Infrastructure (“Prime”) (the “Prime Investment”). Pursuant to the Partnership’s agreement with BAM, the Partnership has the opportunity to make 100% of the Prime Investment and acquire approximately 60% of the Direct Assets. The Partnership intends to finance its approximately A$1.0 billion participation in the Transaction through an offering of Units of the Partnership (the “Offering”) and the Brookfield Investment.

The RPUs are effectively exchangeable for Units of the Partnership on a one-for-one basis. For a more detailed description of the RPUs, please refer to Item 10.B of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008. Brookfield Infrastructure proposes to issue such number of RPUs to BAM as will be sufficient to permit BAM to maintain its effective 40.8% interest in the Partnership. The number of RPUs to be issued to BAM will be finalized in conjunction with the finalization of the number of Units in the Partnership issued in the Offering, but BAM will not increase its percentage interest in Brookfield Infrastructure as a result of the Brookfield Investment.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

NORTH AMERICAN TOLL-FREE: 1-888-742-1305 – Banks and brokers or collect calls: 1-917-338-3181

Effect on the Brookfield Investment of not obtaining Minority Unitholder approval

If the Brookfield Investment is not approved by Minority Unitholders, then the amount of RPUs to be issued to BAM will be reduced by between approximately $220 million and $293 million so that no more than $157 million of RPUs (representing 25% of the Partnership’s market capitalization as at September 30, 2009) will be issued to BAM. In that event, BAM’s effective interest in the Partnership will be reduced from 40.8% to approximately 30%. Brookfield Infrastructure’s participation in the Prime Investment will be reduced by the same amount. The Partnership’s interest in the Direct Assets will not change. The closing of the Transaction is not dependent on the outcome of the Meeting and is expected to occur on or about November 20, 2009, subject to regulatory and other third party approvals. In the event that the Transaction does not proceed, the net proceeds of the Offering and the Brookfield Investment will be used for investment opportunities, working capital and other corporate purposes.

Effect on the Brookfield Investment of obtaining Minority Unitholder approval

If the Brookfield Investment is approved by Unitholders, then the issuance of the RPUs to BAM will allow BAM to maintain its effective 40.8% interest in the Partnership. However, if the underwriters for the Offering exercise an over-allotment option and if BAM does not exercise its corresponding right to purchase such additional number of RPUs that would maintain its effective 40.8% interest in the Partnership, its effective voting interest in the Partnership will be incrementally reduced.

Recommendation of Independent Committee and the Board

The Brookfield Investment is a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As such, the Brookfield Investment is subject to approval by a majority of votes cast by Minority Unitholders. An independent committee (the “Independent Committee”) of the Board of Directors of the Managing General Partner was formed to consider the fairness of the Brookfield Investment to Unitholders. The Independent Committee was comprised of the members of the audit committee, all of whom are independent of BAM. The Independent Committee has unanimously recommended the Brookfield Investment to the Board and the Board has unanimously determined (with Derek Pannell declaring his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstaining from voting) that the Brookfield Investment is in the best interests of the Partnership and the Unitholders and approved the Partnership entering into an allocation agreement with BAM and Brookfield Infrastructure, among others (as subsequently amended, the “Allocation Agreement”).

In reaching its decision to recommend that the Board approve the Brookfield Investment, the Independent Committee considered and relied upon a number of factors, including the following:

•

the fact that BAM is supportive of the Transaction and is undertaking to maintain its effective 40.8% interest in the Partnership, subject to Unitholder approval, demonstrates BAM’s confidence in the Transaction and the Partnership generally, and facilitates the Partnership’s ability to obtain financing for the Transaction;

•

the advice of Brookfield Infrastructure Group Corporation (the “U.S. Manager”, together with Brookfield Infrastructure Group Inc. (the “Canadian Manager”), the “Manager”) that the Transaction should be financed through new equity issued by the Partnership due to the material amount of debt at the asset level and in order to increase the market capitalization of the Partnership and to widen its Unitholder base;

•	the representations by management of the Manager that in its view, and in the view of the proposed underwriters for the Offering, a rights offering that would be open to all Unitholders would not be a

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

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practical method to raise sufficient funds for the Transaction due to the nature of the Partnership’s Unitholder base; and

•

the fact that the $200 million equity commitment provided by BAM to the Partnership would continue to remain in place following the Brookfield Investment, providing a continued source of liquidity for the Partnership until its expiry in January 2011.

The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes the material factors that were considered in its decision. In view of the variety of factors considered in connection with its evaluation of the Brookfield Investment, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Independent Committee may have given differing weights to different factors.

The Board accepted the recommendation of the Independent Committee and after its own analysis of the Transaction, unanimously resolved to approve the Partnership entering into the Transaction and the Brookfield Investment and authorized the Partnership to enter into the Allocation Agreement. On the recommendation of the Independent Committee, the Board has unanimously determined (with Mr. Derek Pannell declaring his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstaining from voting) that the Brookfield Investment is in the best interests of the Partnership and the Unitholders and unanimously recommends that Minority Unitholders vote in favour of the Brookfield Investment Resolution.

Rationale for the Brookfield Investment and the Transaction

The Brookfield Investment assists the Partnership in achieving its financing objectives. The Transaction is consistent with the Partnership’s objectives and growth strategy and represents an opportunity to enhance the value of the Partnership and its assets over time by: (i) improving the Partnership’s financial profile and scale; (ii) diversifying and increasing the quality of cash flows; (iii) investing in businesses with high barriers to entry which protect the Partnership’s competitive position and provide stability to cash flow; (iv) growing the adjusted net operating income of the Partnership with minimal capital investment; (v) increasing the ability to self-finance growth prospects; and (vi) pursuing a strategic relationship with BAM (which provides the Partnership with competitive advantages in comparison to other infrastructure companies and pure-play financial investors).

For additional information on the Transaction please review the accompanying management information circular and the documents specifically incorporated by reference into this Circular and available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

NORTH AMERICAN TOLL-FREE: 1-888-742-1305 – Banks and brokers or collect calls: 1-917-338-3181

MEETING AND VOTING INFORMATION

Time, Date and Place of Meeting

The Meeting of Unitholders of the Partnership to consider the Brookfield Investment will be held on November 16, 2009 at 10:00 a.m. (Eastern Standard Time) at the offices of Torys LLP, 237 Park Avenue, 20th Floor, New York City, New York.

Purpose of Meeting

At the Meeting, Unitholders will be asked to vote upon, and if deemed appropriate, adopt the Brookfield Investment Resolution, in the form annexed to this Circular as Appendix A, approving the Brookfield Investment. For details regarding the Brookfield Investment, see “Matters to be Acted on at the Meeting”.

Unitholders will be separately asked to consider, and if deemed appropriate, to adopt the LPA Amendment Resolution, in the form annexed to this Circular as Appendix B, authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership that reduces the quorum requirement for a meeting of the limited partners to Unitholders representing, in the aggregate, 20% of the total outstanding Units, present in person or by proxy.

Approvals Required

Under MI 61-101, the Brookfield Investment is subject to the approval of a simple majority of votes cast by Minority Unitholders. To our knowledge, an aggregate of 3,485,182 Units are owned by BAM, its affiliates and directors, senior officers and other insiders of BAM and its affiliates and must therefore be excluded from the vote on the Brookfield Investment Resolution.

The Brookfield Investment Resolution may only be approved by a majority of the votes cast by Minority Unitholders present in person or represented by proxy at the Meeting. This approval is required even though the Units are not generally voting securities and Unitholders are generally not entitled to participate in the management of the Partnership.

If the Brookfield Investment Resolution is not approved by the Minority Unitholders, the amount of RPUs to be issued to BAM and BAM’s effective interest in the Partnership will be reduced. Brookfield Infrastructure’s participation in the Prime Investment will be reduced by the same amount and BAM will acquire the balance of the Prime Investment directly. The Partnership’s interest in the Direct Assets will not change. The closing of the Transaction is not dependent on the outcome of the Meeting and is expected to occur on or about November 20, 2009, subject to regulatory and other third party approvals. In the event that the Transaction does not proceed, the net proceeds of the Offering and the Brookfield Investment will be used for investment opportunities, working capital and other corporate purposes.

If the Brookfield Investment is approved by Unitholders, then the issuance of the RPUs to BAM will allow BAM to maintain its effective 40.8% interest in the Partnership. However, if the underwriters for the Offering exercise an over-allotment option and if BAM does not exercise its corresponding right to purchase such additional number of RPUs that would maintain its effective 40.8% interest in the Partnership, its effective voting interest in the Partnership will be incrementally reduced.

All Unitholders may vote on the LPA Amendment Resolution. In order to be adopted, the LPA Amendment Resolution requires the approval of a majority of the Unitholders present in person or represented by proxy at the Meeting.

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Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the U.S. Manager for use at the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, by e-mail or by telephone. The Partnership has retained Laurel Hill Advisory Group Company to assist the Partnership in connection with communicating to Unitholders. The costs of solicitation will be borne by the Partnership.

The Managing General Partner has fixed October 19, 2009 as the record date for determining those Unitholders entitled to receive notice and vote at the Meeting. The information contained in this Circular is given as at October 19, 2009, unless otherwise indicated.

Appointment of Proxies

The persons named in the enclosed proxy card are directors of the Managing General Partner. Each Unitholder has the right to appoint a person other than a person named in the enclosed proxy card, who need not be a Unitholder, to represent such Unitholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Unitholder in the space provided in the proxy card and striking out the names of the persons designated in the proxy card or by completing another proper proxy card.

Proxies designated by way of the Internet or by telephone must be received before 11:59 p.m. Eastern Standard Time on the day before the Meeting.

Revocation of Proxies

A Unitholder who has given a proxy may revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so by an instrument in writing, including another proxy, duly executed by the Unitholder or by his or her attorney duly authorized in writing, deposited with the Partnership as provided above. A Unitholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting of Units

Voting of Units — General Provisions

On any ballot that may be called for, the persons designated in the enclosed proxy card will vote the Units in respect of which they are appointed by proxy in accordance with instructions of the Unitholder indicated on the proxy card.

In the absence of instructions with respect to the Brookfield Investment Resolution, the Units will be voted FOR the Brookfield Investment Resolution.

In the absence of instructions with respect to the LPA Amendment Resolution, the Units will be voted FOR the LPA Amendment Resolution.

The enclosed proxy card confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting (the “Notice”) and other matters which may properly come before the Meeting. At the date of this Circular, the Managing General Partner is not aware of amendments, variations or other matters to come before the Meeting, except those which are indicated in the Notice.

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Voting by Registered Unitholders

Registered Unitholders can vote their Units at the Meeting in person or by proxy. To assure representation at the Meeting, Registered Unitholders are strongly encouraged vote by proxy. Registered Unitholders who do not plan to attend the Meeting or do not wish to vote in person are also strongly encouraged to vote by proxy. Voting by proxy can be completed by way of telephone voting or via the Internet, or by returning the proxy card included with this Circular. Sending in a proxy card will not prevent a registered Unitholder from voting in person at the Meeting. Such registered Unitholder’s vote will be taken and counted at the Meeting. If you are attending the Meeting in person, please arrive well in advance to ensure that your vote will be counted.

Voting by Non-Registered Unitholders

In many cases, Units which are beneficially owned by a non-registered Unitholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the Units such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or (ii) in the name of a depository (such as CEDE & Co.) of which the Intermediary is a participant. The Partnership has delivered the Notice, Circular and proxy card (collectively, the “Meeting Materials”) to depositories. and the Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. The Partnership has chosen not to distribute the Meeting Materials directly to non-objecting beneficial holders.

Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will be given either:

(a)

Voting Instruction Form — A voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. The completion of the voting instruction form by telephone, the Internet or facsimile is permitted; or

(b)

Proxy Card — A proxy card which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Units beneficially owned by the Non-Registered Holder but which is otherwise not completed. The Non-Registered Holder need not sign this proxy card. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the proxy card and deliver it to the Partnership or to Laurel Hill Advisory Group, as the proxy solicitor.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Units that they beneficially own. Only registered Unitholders can vote in person at the Meeting. Should a Non-Registered Holder who receives either a voting instruction form or proxy card wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should, in the case of a voting instruction form, follow the applicable directions on the form and, in the case of a proxy card, strike out the names of the persons designated in the proxy card and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. For greater certainty, Non-Registered Holders are encouraged to contact their Intermediary (bank, broker, etc.) to confirm voting procedures.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including when and where the voting instruction form or proxy form is to be delivered.

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Quorum

A quorum for the Meeting is two or more individuals present in person either holding personally or representing as proxies, in the aggregate, more than 50% of the total outstanding Units.

Voting Units

As at October 19, 2009, there were 22,486,269 Units outstanding, each carrying the right to one vote. All Unitholders of record at the close of business on October 19, 2009, the Record Date established for the Notice, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy. However, in respect of the Brookfield Investment Resolution, only the votes cast by Minority Unitholders present in person or by proxy may be counted. To our knowledge, in aggregate of 3,485,182 Units are owned by BAM, its affiliates and directors, senior officers and other insiders of BAM and its affiliates and must therefore be excluded from the vote on the Brookfield Investment Resolution. Accordingly, to our knowledge, an aggregate of 19,001,087 Units will be entitled to have their votes counted in respect of the Brookfield Investment Resolution at the Meeting.

Principal Unitholder

To the best knowledge of the Managing General Partner and the officers of the Manager, only the following persons beneficially own, directly or indirectly, or exercise control or direction over Units carrying more than 10% of the votes attached to all Units:

Unitholder	Number of Units	Percentage Outstanding Units
Morgan Stanley Investment Management Inc.(1)	4,419,059	19.7%
BAM Investments Corp.(2)	2,218,649	10.2%

(1)

Morgan Stanley Investment Management Inc. and its affiliate, Morgan Stanley Investment Advisors Inc., hold 4,283,431 and 135,628 Units of the Partnership representing approximately 19.05% and 0.60% of the total outstanding Units of the Partnership, respectively.

(2)

BAM Investments Corp. is a publicly-listed investment company incorporated under the laws of Ontario whose principal business is to provide its common shareholders with a leveraged investment in BAM. BAM provides management and administration services to BAM Investments Corp. BAM Investments Corp. received its ownership interest in the Partnership in January, 2008, by way of special dividend from BAM. BAM Investments Corp. is an affiliate of BAM and is not eligible to have its votes counted in respect of the Brookfield Investment Resolution.

BAM owns 15,112,744 RPUs of Brookfield Infrastructure, effectively exchangeable on a one-for-one basis for Units of the Partnership (and which, if exchanged, would result in a 39.8% ownership interest in the Partnership). The RPUs are not voting securities and as a result will not have the right to vote at the Meeting. BAM also owns 388,457 general partnership units of the Partnership which amount to a 1.0% ownership interest in the Partnership. Taken together, BAM holds an approximate 40.8% ownership interest in the Partnership on a fully-exchanged, fully-diluted basis. In addition, Brookfield Financial Corp., a subsidiary of BAM, holds 48,829 Units. BAM Investments Corp., also an affiliate of BAM, holds 2,218,649 Units.

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THE PARTNERSHIP

Formation and Administration

The Partnership is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. The registered office is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and the telephone number at that address is +1 441 296-4480. The Partnership and its related entities were established by BAM as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership is a publicly-traded reporting issuer on the NYSE and on the TSX under the symbols BIP and BIP.UN, respectively. For additional information, please refer to the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Ownership and Structure of the Partnership

The following chart illustrates the primary ownership and structural relationships among the Partnership, the Managing General Partner and BAM.

(1)

BAM’s limited partnership interest in Brookfield Infrastructure is redeemable for cash or exchangeable for Units, which could result in BAM eventually owning 40.8% of the Partnership’s issued and outstanding Units. For a more detailed description of the RPUs, please refer to Item 10.B of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

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MATTERS TO BE ACTED ON AT THE MEETING

The Brookfield Investment and the Transaction

On October 8, 2009, the Partnership and BAM announced the Transaction. As part of the Transaction, BAM related entities will invest approximately A$1.2 billion to acquire the Direct Assets and to acquire an approximate 40% interest in Prime. Pursuant to the Partnership’s agreement with BAM, the Partnership has the opportunity to make 100% of the investment in Prime and acquire approximately 60% of the Direct Assets. The Partnership intends to acquire the Direct Assets through (or alongside) one or more BAM sponsored private funds. The Partnership intends to finance its approximately A$1.0 billion participation in the Transaction through the Offering and the Brookfield Investment.

The RPUs are effectively exchangeable for Units of the Partnership on a one-for-one basis. For a more detailed description of the RPUs, please refer to Item 10.B of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008. Brookfield Infrastructure proposes to issue such number of RPUs to BAM as will be sufficient to permit BAM to maintain its effective 40.8% interest in the Partnership. The number of RPUs to be issued to BAM will be finalized in conjunction with the finalization of the number of Units in the Partnership issued in the Offering, but BAM will not increase its percentage interest in Brookfield Infrastructure as a result of the Brookfield Investment.

Neither the Offering nor the Brookfield Investment are dependent on the closing of the Transaction. The Transaction is subject to several conditions including BBI securityholder approvals, regulatory and lender consents and BBI not proceeding with a superior proposal. In the event that the Transaction does not proceed, the net proceeds of the Offering and the Brookfield Investment will be used for investment opportunities, working capital and other corporate purposes.

If the Brookfield Investment Resolution is not approved by the Minority Unitholders, the amount of RPUs to be issued to BAM will be reduced by between approximately $220 million and $293 million so that no more than $157 million of RPUs (representing 25% of the Partnership’s market capitalization as at September 30, 2009) will be issued to BAM. In that event, BAM’s effective interest in the Partnership will be reduced from 40.8% to approximately 30%. In addition, if the Brookfield Investment is reduced, Brookfield Infrastructure’s participation in the Prime Investment will be reduced by the same amount. As a result, the Partnership’s post-closing ownership of Prime will decrease to approximately $440 million, or approximately 27% and BAM will acquire the remaining approximate 13% interest in Prime. The Partnership’s interest in the Direct Assets will not change. The closing of the Transaction is not dependent on the outcome of the Meeting and is expected to occur on or about November 20, 2009, subject to regulatory and other third party approvals.

If the Brookfield Investment is approved by Unitholders, then the issuance of the RPUs to BAM will allow BAM to maintain its effective 40.8% interest in the Partnership. However, if the underwriters for the Offering exercise an over-allotment option and if BAM does not exercise its corresponding right to purchase such additional number of RPUs that would maintain its effective 40.8% interest in the Partnership, its effective voting interest in the Partnership will be incrementally reduced.

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Background

In June 2009, discussions between representatives of BAM and BBI took place regarding possible business opportunities between the two companies. The discussions progressed and the parties entered into a confidentiality undertaking dated July 1, 2009 in order to facilitate further discussions regarding a potential transaction and preliminary due diligence by BAM in respect of BBI.

Following completion of BAM’s preliminary due diligence, on July 29, 2009, the Canadian Manager (a wholly-owned subsidiary of BAM) and BBI entered into an exclusivity agreement (the “Exclusivity Agreement”) providing for, among other things, a period of broader due diligence and exclusivity in favour of BAM with a view to entering into a definitive agreement relating to a potential transaction aimed at improving BBI’s deteriorating financial condition.

At a meeting of the Board held on August 4, 2009, members of management of the U.S. Manager (a wholly-owned subsidiary of BAM), advised the Board of the Exclusivity Agreement and the opportunity for BAM to sponsor the restructuring of BBI as well as the potential for the Partnership’s participation in such restructuring. At such meeting, management of the U.S. Manager provided the Board with a detailed presentation on BBI as well as a potential transaction structure.

On September 3, 2009, the Canadian Manager and BBI entered into a term sheet (the “Framework Term Sheet”) wherein the parties set out how BAM and BBI proposed to continue to jointly pursue a transaction and the potential terms thereof. The Framework Term Sheet, on a non-binding and indicative basis, outlined the terms and conditions that may apply under a definitive agreement or otherwise govern any potential transaction between the parties. The Framework Term Sheet also provided for certain binding terms including non-solicitation provisions in favour of the Canadian Manager.

Management of the U.S. Manager provided a further update regarding negotiations between BAM and BBI and the potential for participation by the Partnership in a potential transaction at a meeting of the Board held on September 16, 2009.

Following that meeting, BAM continued to work with BBI to develop its recapitalization plan, including negotiating with BBI’s lenders. During this period, BAM also began developing a potential financing plan for the Transaction, including the Brookfield Investment. On or about September 25, 2009, Jonathan Hagger (a member of the Board) was briefed by the Manager.

On September 30, 2009, the members of the audit committee of the Board met to review the terms of the proposed Brookfield Investment. The committee resolved, subject to Board confirmation, to form the Independent Committee comprised of the members of the audit committee for purposes of reviewing the related party aspects of the proposed Brookfield Investment. The members of the Independent Committee are Jonathan Hagger (Chair), Anne Schaumburg and James Wallace, each of whom is independent of BAM within the meaning of MI 61-101.

At its initial meeting, the Independent Committee received a summary presentation of the Transaction from members of management of the Manager. The Independent Committee resolved to retain the law firm of Davies Ward Phillips & Vineberg LLP (“Davies”) as its independent counsel for purposes of advising on the terms of the Brookfield Investment and reviewed the proposed terms of the Brookfield Investment with representatives of Davies present at the meeting.

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The Independent Committee received a short presentation from the Manager regarding the Transaction and was advised that a more comprehensive presentation on the investment opportunity would be provided to the full Board. The Independent Committee also received a presentation on the proposed financing for the Transaction and the proposed Brookfield Investment, the terms of which were described in a proposed term sheet.

The Independent Committee accepted the Manager’s advice that, for financial prudence, the Transaction be funded through equity, rather than drawing on sources of credit, due to existing debt at the asset level. The Independent Committee was also advised that the issuance of new Units to finance the Transaction would increase the Partnership’s market capitalization and widen its Unitholder base, leading to an expected improvement in liquidity in the trading of the Units.

The Independent Committee considered that Unitholders would not be offered the opportunity to maintain their pro rata interest in the Partnership to the extent that they do not have an opportunity to participate in the Offering. The Independent Committee discussed that such dilution could be mitigated by way of a rights offering of Units to existing Unitholders. However, the Independent Committee was advised by the Manager that it and the underwriters for the proposed Offering were of the opinion that the nature of the Partnership’s Unitholder base was not conducive to a successful rights offering and that a direct offering to the public in Canada and a private placement in the United States were likely to be more successful in raising the necessary financing for the Transaction.

The Independent Committee also considered the terms of the proposed Brookfield Investment that would ensure that BAM has the opportunity to maintain its 40.8% effective interest in the Partnership. The Independent Committee was of the view that BAM’s participation in the Brookfield Investment was positive for the Partnership, demonstrated BAM’s confidence in the Transaction and the Partnership generally and would facilitate the Partnership’s ability to obtain financing to effect the Transaction.

The Independent Committee also considered the proposal that the Brookfield Investment be priced at the same price as the offering of Units in the Offering, net of underwriters’ discounts. The Independent Committee determined that pricing the RPUs to be issued in the Brookfield Investment at the same effective price per Unit received by the Partnership in the Offering was reasonable and fair to the Partnership.

The Independent Committee relied on the Manager to provide it with the information and advice required for its consideration of the Brookfield Investment. The Independent Committee determined that it was not practicable to independently verify such information and advice. However, the Independent Committee was satisfied with the presentations and information provided by the Manager and did not perceive a need for independent verification.

The terms of the Brookfield Investment as originally presented to the Independent Committee at its September 30, 2009 meeting contemplated that the existing undrawn $200 million equity commitment provided by BAM to the Partnership would be terminated upon the closing of the Brookfield Investment. The Independent Committee expressed concerns to the Manager regarding the impact of the termination of the equity commitment on the Partnership’s liquidity profile. The Independent Committee advised the Manager that its concern could be satisfied by either retaining the equity commitment or providing for an extension of existing credit facilities or other satisfactory financing options.

On the morning of October 1, 2009, the Independent Committee reconvened with the Manager and Davies. The Manager advised the Independent Committee that BAM had indicated that it would be able to maintain the existing $200 million equity commitment to the Partnership in place in accordance with its terms. The Manager advised the Independent Committee that it was of the view that the continuation of the equity commitment should provide for a comfortable transition following the Transaction to allay any concerns regarding the liquidity profile of the Partnership. The Independent Committee concluded that this proposal satisfied the concerns it had raised at its meeting on September 30, 2009.

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The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes the material factors that were considered in its decision. In view of the variety of factors considered in connection with its evaluation of the Transaction, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Independent Committee may have given differing weights to different factors. After careful consideration, the Independent Committee recommended to the Board that the Board approve the proposed financing for the Transaction in the event that the Board determined to proceed with the Transaction.

Subsequent to the October 1, 2009 meeting of the Independent Committee, the Board met to consider the Transaction and the proposed Brookfield Investment. At this meeting, the Board received a report from the Independent Committee regarding its consideration of the Brookfield Investment and its recommendation. Following a presentation by the Manager on the Transaction and deliberations, the Board (excluding Derek Pannell who declared his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstained from voting) unanimously resolved to approve the Partnership entering into the Transaction and the Brookfield Investment and authorized the Partnership to enter into the Allocation Agreement and the Implementation Agreement once agreement was reached with BBI. The Board also ratified the formation and composition of the Independent Committee and approved the Independent Committee’s retention of Davies as independent counsel.

On October 8, 2009, BAM and Brookfield Infrastructure entered into the Implementation Agreement with BBI. On the same date, the Partnership entered into the Allocation Agreement with BAM, Brookfield Infrastructure and BIP Bermuda Holdings I Limited on the terms previously approved by the Independent Committee. The Manager subsequently proposed that the Allocation Agreement be amended in three respects and on October 19, 2009, the Independent Committee met with representatives of Davies and the Manager to consider the proposed changes. At this meeting, the Manager reviewed the proposed changes which were as follows:

•

First, the Manager proposed to give the Partnership the opportunity to acquire approximately 60% of the Direct Assets, an increase from the approximately 50% interest that had originally been proposed at the September 30, 2009 meeting of the Independent Committee and the October 1, 2009 meeting of the Board. The Manager explained that this adjustment was being proposed based on the Manager’s estimation of the amount of the Direct Assets that might attract a co-investment from third party investors.

•

Second, the Manager proposed that the size of the Offering would not be conditioned on whether the Brookfield Investment is approved by Minority Unitholders. Previously, the parties had agreed that the size of the Offering would be reduced if Minority Unitholders did not approve the Brookfield Investment, in order that BAM’s effective 40.8% interest in the Partnership would be maintained, and with the result that the Partnership’s participation in the Transaction would be reduced accordingly. The Manager explained that BAM had determined that it would not require that it maintain its effective 40.8% interest in the Partnership and that the Manager was of the view that it was preferable to conduct the Offering without conditioning its size on the approval by Minority Unitholders of the Brookfield Investment.

•

Third, the Manager proposed that in the event that the Brookfield Investment does not receive approval of the Minority Unitholders, or in the event that the size of the Offering is not sufficient to fund the entire Prime Investment and the acquisition of a 60% interest in the Direct Assets, the funds raised would be allocated first to the acquisition of the 60% interest in the Direct Assets and then to the Prime Investment, with BAM funding any shortfall. Previously, the parties had agreed that in the event of a shortfall, the Partnership’s interest in the Direct Assets and the Prime Investment would each be reduced proportionately. The Manager explained that it was proposing to allocate the funds raised first

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towards the Direct Assets on the basis that the Prime securities to be acquired in the Prime Investment would be marketable securities that would make them more readily transferable than an interest in the Direct Assets which would be privately held. The Manager also noted that the Direct Assets were higher yielding assets and thus, from the point of view of the Partnership, it was preferable not to reduce the Partnership’s interest in the Direct Assets if insufficient funds were raised.

The Independent Committee discussed the proposed amendment, concluded that the changes were in the best interests of the Partnership and unanimously recommended that the Board approve the proposed amendment to the Allocation Agreement.

Also on October 19, 2009, subsequent to the meeting of the Independent Committee, the Board met to consider the proposed amendment to the Allocation Agreement, as well as matters relating to the proposed Offering. At this meeting the Board received the recommendation of the Independent Committee and, following a presentation by the Manager and deliberations, the Board unanimously (excluding Derek Pannell who declared his interest in the Brookfield Investment as an officer of BAM and its affiliates and abstained from voting) resolved to approve the proposed amendment to the Allocation Agreement. The Allocation Agreement was amended on October 20, 2009.

The Brookfield Investment is a “related party transaction” within the meaning of MI 61-101. MI 61-101 provides that, unless exempted, an issuer proposing to take part in a related party transaction is required to prepare a formal valuation of the non-cash assets involved in the related party transaction and to provide holders of the class of affected securities with a summary of such valuation. However, the issuance of such RPUs to BAM is exempt from the formal valuation requirement of MI 61-101 as certain conditions thereof have been satisfied. The Partnership hereby confirms that neither the Partnership nor, to the knowledge of the Partnership after reasonable inquiry, BAM, has knowledge of any material information concerning the Partnership or its securities that has not been generally disclosed. MI 61-101 also requires that, unless exempted, the issuer seek the approval of the transaction by a majority of the votes cast by the “minority” holders of the affected securities. Accordingly, the Meeting will be held for Minority Unitholders to consider and vote on the Brookfield Investment Resolution, approving the Brookfield Investment.

On the recommendation of the Independent Committee, the Board unanimously recommends (with Derek Pannell declaring his interest in the Brookfield Investment and abstaining from voting) that Minority Unitholders vote in favour of the Brookfield Investment Resolution.

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. The Partnership has obtained exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits the Partnership to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of the Partnership’s market capitalization if BAM’s indirect equity interest in the Partnership was included in the calculation of the Partnership’s market capitalization. As a result, the 25% threshold above which the approval of Minority Unitholders is required includes the value of the 40.8% indirect interest in the Partnership held by BAM.

Rationale for the Brookfield Investment and the Transaction

The issuance of new Units to finance the Transaction will increase the Partnership’s market capitalization and widen its Unitholder base, leading to an expected improvement in liquidity in the trading of the Units. In addition, BAM’s participation in the Brookfield Investment is positive for the Partnership and demonstrates

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BAM’s confidence in the Transaction and the Partnership generally. Completion of the Transaction will result in a meaningful increase in ANOI and immediate accretion to Unitholders.

The Brookfield Investment assists the Partnership in achieving its financing objectives. The Transaction is consistent with the Partnership’s objectives and growth strategy and represents an opportunity to enhance the value of the Partnership and its assets over time for the following reasons:

•

Transformed Financial Profile and Scale — For the twelve months ended June 30, 2009 our ANOI increases by $131 million, an increase of approximately 320% after giving effect to the Transaction. Furthermore, the Transaction will transform our business so that we will have scale in each of our targeted sectors within the infrastructure industry. The added scale and cash flow will provide us with the flexibility to execute our business strategy and take advantage of growth opportunities and accretive acquisitions.

•

Diversified High Quality Cash Flows — Post closing, we will own a diversified group of businesses that we believe will generate stable cash flow that is sustainable over the long term. Approximately 73% of our net operating income will be derived from businesses that either have long term contracts or are regulated. Our operations will also be well balanced by sector. In addition, we will have a global business with sizeable operations in North America, South America, Europe and Australia. Furthermore, due to the well-maintained condition of our asset base and the regulatory frameworks of most of our utilities, we should not be required to re-invest a material amount of our cash flow to preserve our revenue streams, enabling us to generate strong free cash flow.

•

Significant Barriers to Entry — After giving effect to the Transaction, each of our businesses will have high barriers to entry which will protect our competitive positions and provide stability to our cash flow.

•	Strong ANOI Growth with Minimal Capital Investment

•

Operating leverage: Post closing, some of our businesses will have considerable operating leverage, so we expect ANOI from them to increase materially with minimal capital investment as market conditions recover.

•	Inflationary Indexation: For a number of our businesses, we believe we will be able to capture inflationary price increases.

•

Attractive Internally financed Asset Growth Projects — Due to the competitive positions of our networks, we believe that we can invest capital at attractive returns to fund customer initiated growth projects. Following the closing of the Transaction, we expect our distribution pay-out ratio will be within our targeted range of 60% to 70% of ANOI. As a result, we believe that we will have the ability to self-finance our backlog of growth projects, except for large scale development projects, without raising additional equity. Furthermore, we will have additional liquidity from cash on hand and from our $200 million credit facility which we anticipate will be undrawn upon closing of the Transaction.

•

Strategic Relationship with BAM — BAM is a global asset management company focused on property, power and infrastructure assets with approximately $80 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. BAM is one of the leading infrastructure asset managers. BAM has significant experience originating transactions globally, such as the recapitalization of BBI, that create unique and proprietary investment opportunities. We believe that our relationship with BAM provides us with competitive advantages in comparison to other infrastructure companies and pure-play financial investors that include the following:

•	ability to participate in BAM-sponsored consortiums and partnerships;

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•	ability to participate in BAM originated transactions;

•	ability to leverage BAM’s transaction structuring expertise;

•	incentives directly aligned with BAM; and

•	ability to leverage BAM’s access to capital.

Agreements Relating to the Brookfield Investment

On October 8, 2009, the Partnership entered into the Allocation Agreement with BAM, Brookfield Infrastructure and BIP Bermuda Holdings I Limited (“Bermuda Holdco”) that governs the terms on which the Partnership is to finance the Transaction, which agreement was subsequently amended on October 20, 2009. The following represents a summary only and reference should be made to the full text of the Allocation Agreement, which can be found on www.sedar.com and on the website of the United States Securities Exchange Commission at www.sec.gov.

The Allocation Agreement provides that the Partnership shall use its reasonable commercial efforts to conduct an offering of Units, on terms reasonably acceptable to the Partnership, in order to raise sufficient funds, together with the proceeds of the Brookfield Investment to fund the Prime Investment and the acquisition of up to 60% of the Direct Assets (collectively, the “BILP Offered Assets”). The Partnership shall then invest the gross proceeds of the Offering in Class A Units in Brookfield Infrastructure. Brookfield Infrastructure shall in turn invest the proceeds from the issuance of the RPUs and Class A Units in an issuance of common shares of Bermuda Holdco. Bermuda Holdco shall use the proceeds received from such issuance of its common shares to acquire: first, up to 60% of the Direct Assets and second, to the extent that Bermuda Holdco has such proceeds remaining following the acquisition of Direct Assets, the Prime Investment.

The Allocation Agreement provides that if approval of the Minority Unitholders is obtained, BAM shall purchase from Brookfield Infrastructure such number of RPUs as will maintain its effective 40.8% interest in the Partnership, provided that to the extent the Offering includes an over-allotment feature, BAM shall have the right, but not the obligation, to purchase such number of RPUs as will maintain its effective 40.8% interest in the Partnership. In the event that the approval of Minority Unitholders is not obtained prior to December 31, 2009, the number of RPUs to be issued by Brookfield Infrastructure to BAM pursuant to the Allocation Agreement will be limited such that the aggregate value of RPUs issued will not exceed $157 million, being 25% of the Partnership’s market capitalization (as at September 30, 2009) for purposes of MI 61-101, and that the resulting decrease in the Prime Investment will be acquired by or on behalf of BAM.

In the event that the Meeting has not been held prior to the closing of the Transaction, then the Allocation Agreement provides that BAM shall acquire the portion of the BILP Offered Assets not acquired by Bermuda Holdco (the “Reserved Assets”). If the Meeting is subsequently held and the approval of the Minority Unitholders is obtained prior to December 31, 2009, BAM is required, under the Allocation Agreement, to purchase such number of additional RPUs as will maintain its effective 40.8% interest in the Partnership (except to the extent that BAM does not exercise its rights in connection with the over-allotment feature as described in the preceding paragraph) and Brookfield Infrastructure shall in turn invest the proceeds from such additional issuance of the RPUs in an additional issuance of common shares of Bermuda Holdco. Bermuda Holdco shall then use the proceeds received from such additional issuance of its common shares to purchase the Reserved Assets at the price they were originally offered to Bermuda Holdco, plus any carrying costs incurred by BAM net of any revenue derived by BAM from the Reserved Assets prior to the transfer to Bermuda Holdco. If the approval of the Minority Unitholders is not obtained on or prior to December 31, 2009, BAM will have no obligation to transfer the Reserved Assets to Bermuda Holdco.

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In the event that the proceeds of the Offering and the Brookfield Investment are insufficient to fund the purchase of the BILP Offered Assets, BAM shall be solely responsible for the obligation of the parties under the Implementation Agreement to purchase that portion of the BILP Offered Assets that was not funded by the Offering and Brookfield Investment. In such case, the BILP Offered Assets shall be allocated such that, first, up to 60% of the Direct Assets will be allocated to Bermuda Holdco and second, to the extent that Bermuda Holdco has funds remaining from the Offering and the Brookfield Investment, the Prime Investment will be allocated Bermuda Holdco. The portion of the BILP Offered Assets not acquired by Bermuda Holdco shall be allocated to BAM. Each of the BILP Offered Assets will be allocated between BAM and Bermuda Holdco in proportion to their respective contributions to the purchase price for the BILP Offered Assets as described above.

BAM has agreed to indemnify and hold harmless each of Bermuda Holdco, the Partnership and Brookfield Infrastructure and each of their respective officers, directors, partners and agents, and the officers, directors and agents of such partners, against any liability arising from the failure of Bermuda Holdco, the Partnership or Brookfield Infrastructure to complete the purchase of the BILP Offered Assets provided that the Partnership is otherwise in compliance with its obligations under the Allocation Agreement. BAM has also agreed to indemnify Bermuda Holdco, the Partnership or Brookfield Infrastructure against liability from the failure of BAM or third party purchasers designated by BAM to fund the purchase price in respect of the portion of the Direct Assets not offered to Bermuda Holdco.

The Allocation Agreement provides that BAM is responsible for the full amount of all transaction costs incurred in connection with the completion of the Transaction, excluding costs incurred by the Partnership relating to the financing. However the Allocation Agreement provides that Bermuda Holdco and BAM will share the costs of any currency hedging arrangements entered into with respect to the consideration payable to Prime in the Transaction in proportion to their respective contributions to such consideration. Any losses or profits arising from such hedging transactions are to be similarly allocated.

Under the Allocation Agreement, the Partnership shall be entitled to damages and fees which are payable by BBI pursuant to the Implementation Agreement to the extent that the Partnership incurs any actual out-of-pocket expenses, including any underwriting commissions, legal fees and other costs relating to the financing. In the event that BBI is required to make a payment following a termination of the Implementation Agreement and such payment is not sufficient to compensate BAM and the Partnership for the full amount of their aggregate out-of-pocket costs relating to the Implementation Agreement, then BAM and the Partnership shall share the amount payable by BBI in proportion to their respective actual out-of-pocket costs.

The Allocation Agreement contemplates that approximately 40% of the Direct Assets will be allocated to third party investors. The Partnership intends to acquire the Direct Assets through (or alongside) one or more BAM-sponsored private funds. The Allocation Agreement provides that the ownership by Bermuda Holdco, such third party investors and, if applicable, BAM, will be on terms substantially similar to the terms of another fund managed by BAM on behalf of third party investors provided that: (i) Bermuda Holdco shall benefit from the same terms as the other investors and the Direct Assets; (ii) Bermuda Holdco’s share of any management fees and carried interest payable to BAM or its affiliates shall be subject to the netting mechanisms set out in the Master Services Agreement (as defined below under the section titled “Management of the Partnership”) and the partnership agreement of Brookfield Infrastructure; and (iii) fees for any advisory, development oversight, property management or other services provided by BAM or its affiliates shall be borne equally by Bermuda Holdco and the other investors in the Direct Assets in proportion to their relative interests.

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The Allocation Agreement provides that, in the event that BAM acquires any portion of the Prime Investment and BAM sells all or any part of its interest to a person that is not an affiliate of BAM with which BAM is dealing at arm’s length (a “Third Party Purchaser”), then Bermuda Holdco shall have the right to sell its interest in the Prime Investment on the same terms and conditions as BAM. However, for a period of six months following the closing of the Transaction, BAM shall be permitted to syndicate any interest that it directly acquires in the Prime Investment free from the application of this right.

The Allocation Agreement also provides that, in the event that BAM acquires any portion of the Prime Investment, if at any time the party holding more than 50% of the Prime Investment shall receive from a Third Party Purchaser a bona fide and binding written offer to purchase all of the Prime Investment held by BAM and Bermuda Holdco, then such party holding more than 50% of the Prime Investment will have the right to require the other party to accept such offer and sell all of its interest in the Prime Investment to the Third Party Purchaser.

Rationale for and Description of the LPA Amendment

Unitholders are separately being asked to adopt the LPA Amendment Resolution substantially in the form annexed as Appendix B, authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership (the “LPA”). The LPA Amendment amends the quorum requirements under the LPA so that Unitholders representing, in the aggregate, 20% of the total outstanding Units, present in person or by proxy shall constitute a quorum at a meeting of limited partners, unless a larger quorum is otherwise required. The current percentage of total outstanding Units that are required to constitute quorum is 50%. All Unitholders may vote on the LPA Amendment Resolution.

The LPA Amendment assists in facilitating certain business of the Partnership in instances where limited partner approval is required. Reducing the quorum requirements will decrease the likelihood of adjournments of meetings of the limited partners and thereby also decrease the administrative uncertainty that the limited partners, who may for example, be geographically diverse in location and unable to participate in person or by proxy at a meeting, fail to constitute a quorum.

The Board unanimously recommends that Unitholders vote in favour of the LPA Amendment Resolution.

MANAGEMENT OF THE PARTNERSHIP

Master Services Agreement

The Partnership, together with Brookfield Infrastructure and other subsidiaries of Brookfield Infrastructure through which the Partnership holds its interests in operating entities (the “Service Recipients”), have entered into a master services agreement (the “Master Services Agreement”) pursuant to which the U.S. Manager and certain other affiliates of BAM who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to the Partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

Additional information with respect to the Master Services Agreement is available in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008. Copies of the Master Services Agreement are available electronically on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

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OTHER BUSINESS

Management of the Partnership and the Managing General Partner know of no matter to come before the Meeting other than those matters referred to in the accompanying Notice.

OTHER INFORMATION

Auditors

Deloitte & Touche LLP is and has been the Partnership’s external auditor since its inception in May 2007. To the knowledge of the Partnership, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Ownership of Units by Directors, Senior Officers and Insiders

The following table sets out to our knowledge, the ownership of Units by directors, senior officers and other insiders of BAM and its affiliates.

Name	Units Beneficially Owned, or over which Control or Direction is Exercised
BAM Investments Corp.	2,218,649
Brookfield Financial Corp.	48,829
Blidner, Jeffrey Miles	6,366
Cockwell, Ian G.	138,684
Cockwell, Jack Lynn	418,946
Coutu, Marcel R.	1,440
Eyton, J. Trevor	1,350
Flatt, J. Bruce	129,927
Freedman, Joseph Stuart	26,714
Gray, James K.	1,822
Haar, Jeffrey	1,620
Harding, Robert J	28,832
Jacobson, Jr., Arthur L.	10,000
Kerr, David Wylie	83,224
Kress, Edward Charles	3,105
Lawson, Brian	12,941
McCain, George Wallace Ferguson	24,150
Myhal, George	88,616
Pannell, Derek George	2,120
Pattison, James A.	6,000
Pollock, Sam JB	33,663
Price, Timothy Robert	187,059
Stinebaugh, John	7,500
Directors, senior officers and other insiders of BAM and its affiliates holding fewer than 1000 Units	3,625

TOTAL	3,485,182

Interest of Certain Persons in Matters to be Acted Upon

Other than as described elsewhere in this Circular, no director, senior officer or other insider of BAM or its affiliates, or any of their associates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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Indebtedness of Directors and Officers

None of the directors, senior officers and other insiders of BAM and its affiliates, or any of their associates, has any indebtedness to the Partnership or any of its subsidiaries or trusts controlled by the Partnership.

Interests of Informed Persons in Material Transactions

The Brookfield Investment involves the indirect issuance of RPUs to the Partnership’s majority Unitholder: BAM (Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3). BAM is also an affiliate of the Managing General Partner and the Manager. Derek Pannell, a director of the Managing General Partner of the Partnership is also a director and officer of BAM.

Additional Information

The Partnership is subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the United States Securities and Exchange Commission (the “SEC”). In addition, the Partnership is required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. Periodic reports and other information filed with the SEC may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that are filed with the Canadian securities regulatory authorities. These filings are electronically available from SEDAR at www.sedar.com. This information is also available at www.brookfieldinfrastructure.com.

Veuillez noter que la version française de la présente circulaire est disponible sur le site Web de SEDAR au www.sedar.com.

Managing General Partner’s Approval

The contents and the sending of the Notice and Circular have been approved by the Board of Directors of the Managing General Partner, on behalf of the Partnership.

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Board of Directors Approval

The Board of Directors of Brookfield Infrastructure Partners Limited, the general partner the Partnership has approved the contents and mailing of the Notice and Circular.

DATED as of the 21st day of October, 2009.

By order of the Board of Directors of Brookfield

Infrastructure Partners Limited, as general

partner and on behalf of Brookfield

Infrastructure Partners L.P.

Derek Pannell

Chair

APPENDIX A

BROOKFIELD INVESTMENT RESOLUTION

BE IT RESOLVED:

THAT the transaction pursuant to which Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) will issue up to $450 million of redeemable partnership units (“RPUs”) of Brookfield Infrastructure (the “Brookfield Investment”) to Brookfield Asset Management Inc. or its affiliates (“BAM”), all as more particularly described in the management information circular of Brookfield Infrastructure Partners L.P. (the “Partnership”) dated October 21, 2009, is hereby approved; and

THAT notwithstanding that this resolution has been passed by Unitholders, the Board of Directors of Brookfield Infrastructure Partners Limited (the “Managing General Partner”), the general partner of the Partnership, without further notice to, or approval of, the Unitholders, is hereby empowered to not proceed with the Brookfield Investment.

A-1

APPENDIX B

LPA AMENDMENT RESOLUTION

BE IT RESOLVED:

THAT the amended and restated limited partnership agreement of the Partnership dated as of December 4, 2007, as amended as of June 13, 2008 (the “LPA”) is hereby amended by deleting the first sentence of section 14.8 of the LPA and replacing it with the following:

14.8 Quorum

Twenty percent of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.

B-1

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